UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of the first Extraordinary General Meeting of 2020 – summary minutes below:

Date: 9:30 a.m. on 26 February 2020 (Wednesday)

Location: Taipei International Convention Center, Room 105 (1F, 1, Hsin-Yi Road, Section 5, Xinyi Dist. Taipei)

Attendance:
Total shares represented by the shareholders presented at the Meeting in person or by proxy are 132,846,096 shares (including 14,783,523 shares represented by the shareholders presented in the way of electronic form), representing 69.93% of the total issued shares of 189,954,970 shares.

Chairman: Chin-Feng Sun (seal/sign)

Other person(s) present: Kiran Asarpota (VP Finance); Dien Chang (Deloitte); Jacqueline Fu (KL Gates)

Meeting minutes taker: Yoyo Chen (seal/sign)

The quorum was met (132,823,096 shares represented at the Meeting), the Chairman of the Meeting announced that the meeting duly constituted.

Opening speech by Chairman: (omitted)

Reporting items

Item 1: Implementation status of the Company’s prior private placements proposals.

Description:

1.	The Company previously approved the proposals for private placement of securities in the extraordinary general meetings held on 8 December 2017 and 30 October 2018, respectively.
2.

The Company will not proceed to implement the aforementioned proposals for private placement of securities due to the lapse of one year period set forth in resolutions adopted by the said extraordinary general meetings.

3.

Pursuant to Article 5 of the Directions for Public Companies Conducting Private Placements of Securities, the implementation status of the proposal for private placement is reported to this extraordinary general meeting.

Discussion items

Item 1: Proposal by the Board to conduct capital increase by cash by issuance of ordinary shares for sponsoring overseas depositary receipts or by issuance of ordinary shares domestically.

Description:

1.

In order to meet the Company’s need for research & development activities, raise long term capital, increase the Company’s avenues for and flexibility with respect to raising funds, and increase competitiveness of the Company, the Company proposes to take one of the following approaches or a combination of the following approaches to conduct an increase in capital by cash: issuance of ordinary shares for sponsoring overseas depositary receipts and/or issuance of ordinary shares domestically and/or private placement of overseas depositary receipts or ordinary shares, with such actions to be taken once or multiple times at the proper time, taking into account the conditions of the capital market and the actual needs of the Company in accordance with applicable laws and regulations and the Company’s M&AA. The total number of ordinary shares to be issued by the Company for sponsoring overseas depositary receipts and/or for the issuance of ordinary shares domestically and/or for private placement of overseas depositary receipts or ordinary shares for the capital increase by cash shall not exceed 100,000,000 shares. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued and outstanding shares, and relevant matters will be handled by the Company’s Board of Directors.

Resolution:

There were 132,838,096 shares represented by the shareholders presented at the meeting when this resolution was made.

Voting results		% of the total votes presented in AGM
Votes for	121,369,184 Votes (including 10,580,361 votes by way of electronic form)	91.36%

Votes against	689,668 Votes (including 244,013 votes by way of electronic form)	0.51%
Invalid votes	0 Votes (including 0 votes by way of electronic form)	0.00%
Abstention votes	10,779,244 Votes (including 3,959,149 votes by way of electronic form)	8.11%

This proposal was passed via voting as proposed.

Item 2: Proposal by the Board to conduct capital increase by the issuance of ordinary shares or overseas depositary receipts by private placement

Description:

1.	Issuance of ordinary shares or overseas depositary receipts by private placement:

According to Paragraph 6 of Article 43-6 of Taiwan Securities Exchange Act and the Directions for Public Companies Conducting Private Placement of Securities, the private placement shall be conducted once within 1 year of the date of the shareholders’ relevant resolutions.

Resolution:

There were 132,846,096 shares represented by the shareholders presented at the meeting when this resolution was made.

Voting results		% of the total votes presented in AGM
Votes for	121,019,404 Votes (including 10,554,361 votes by way of electronic form)	91.09%
Votes against	1,038,763 Votes (including 268,013 votes by way of electronic form)	8.12%
Invalid votes	0 Votes (including 0 votes by way of electronic form)	0.00%
Abstention votes	10,787,929 Votes (including 3,961,149 votes by way of electronic form)	8.12%

This proposal was passed via voting as proposed.

Ad hoc motions: None.

Meeting adjourned: There being no further business, the Chairman declared the meeting closed at 10:36am on the same day.

(Please note that this minutes of EGM recorded the procedures and results in summary only. The detail of the meeting proceedings was recorded via video and audio.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: March 23, 2020